DELMARVA POWER & LIGHT COMPANY


                        ANALYSIS OF THE ECONOMIC IMPACT
                    OF A DIVESTITURE OF THE GAS BUSINESS OF
                                       DPL




The management and staff of DELMARVA POWER & LIGHT COMPANY (DPL) conducted this study. The objective of this study is to identify and quantify the economic effects on shareholders and customers of divesting DPL of its natural gas assets and business.



                                  MAY 6, 1997


TABLE OF CONTENTS

                                                                        PAGE

SECTION I.         EXECUTIVE SUMMARY AND CONCLUSIONS                      1

SECTION II.        GENERAL STUDY ASSUMPTIONS                              3

SECTION III.A.     NEWGAS-CO. OVERVIEW                                    6

SECTION III.B.     NEWGAS-CO. ANALYSIS                                    7

SECTION III.C.     DPL-ELECTRIC OVERVIEW                                 11

SECTION IV         NEWGAS-CO. SCHEDULE OF EXHIBITS                       12

        EXHIBIT 1  - INCOME STATEMENT                                    13
        EXHIBIT 2  - ESTIMATED ADDITIONAL OPERATING EXPENSES             14
        EXHIBIT 2a - ESTIMATED EXTERNAL AUDIT FEES                       15
        EXHIBIT 2b - ESTIMATED INFORMATION TECHNOLOGY COSTS              16
        EXHIBIT 2c - ESTIMATED INCREASED COST OF INSURANCE COVERAGE      17
        EXHIBIT 2d - ESTIMATED NET LABOR INCREASE, INCLUDING BENEFITS    18
        EXHIBIT 2e - ESTIMATED OPERATING LEASE FACILITIES & FURN. COSTS  19
        EXHIBIT 2f - ESTIMATED TRANSITION COSTS                          20
        EXHIBIT 2g - ESTIMATED NET INCREASE IN TRANSPORTATION &
                      MOTORIZED EQUIPMENT EXPENSE                        21
        EXHIBIT 2h - ESTIMATED SHAREHOLDER COSTS                         22
        EXHIBIT 2i - ESTIMATED POSTAGE & GENERAL SERVICES                23
        EXHIBIT 2j - ESTIMATED GAS TRANSMISSION PIPELINE IMPACT          24
        EXHIBIT 3  - RATE BASE                                           25
        EXHIBIT 4  - STAND-ALONE COST OF CAPITAL                         26
        EXHIBIT 5  - ORGANIZATION CHART                                  27
        EXHIBIT 6  - SALARIES & WAGES SUMMARY                            28
        EXHIBIT 7  - COMPARABLE LOCAL DISTRIBUTION COMPANIES             29
        EXHIBIT 8  - ESTIMATED SALARIES                                  30
        EXHIBIT 9  - DPL-ELECTRIC RATE BASE & RATE OF RETURN             31
        EXHIBIT 10 - DPL-ELECTRIC ESTIMATED ADDITIONAL
                      OPERATING EXPENSES                                 32




                  SECTION I. EXECUTIVE SUMMARY AND CONCLUSIONS

The management and staff of DELMARVA POWER & LIGHT COMPANY (DPL) have conducted this "Analysis of the Economic Impact of a Divestiture of the Gas Business of DPL" (Study) to determine the effects of spinning off the Company's natural gas assets and business into a separate and distinct entity. The Study analyzes the additional costs (from lost economies) that would be necessary to operate an independent gas company (called NEWGAS-CO. for the purpose of this Study), as well as any potential benefits that would accrue. All estimates for NEWGAS-CO. are based on DPL's operating experience. Where possible, estimates of the operating costs were compared to similar investor-owned gas distribution companies in the region.

The study evaluates the increased costs or "lost economies" associated with divestiture of this business from two perspectives--shareholders and customers. The effects on shareholders were calculated using the increased costs caused by divestiture assuming no regulatory rate relief. The effects on customers were calculated assuming recovery of additional costs through rate increases.

SHAREHOLDERS

The projected effects on the shareholders of the lost economies resulting from the spin-off of DPL's gas business into NEWGAS-CO. are shown in Table I-1.

                                   TABLE I-1
                ANNUAL EFFECT OF LOST ECONOMIES ON SHAREHOLDERS
                                    ($000's)

                                                        NEWGAS-CO.

LOST ECONOMIES                                          $14,728
LOST ECONOMIES AS A PERCENT OF:
        TOTAL GAS OPERATING REVENUE                       14.07%
        TOTAL GAS OPERATING REVENUE DEDUCTIONS            17.40%
        GROSS GAS INCOME                                  73.42%
        NET GAS INCOME                                   105.88%
IN THE ABSENCE OF RATE RELIEF:
        ESTIMATED RETURN ON RATE BASE                      3.35%
        ESTIMATED RETURN ON NET PLANT                      3.39%


In Table I-1, Lost Economies represents the increased costs, excluding income taxes, to operate as a stand-alone company. Total Gas Operating Revenue is the sum of all gas revenues for the 12 months ended September 30, 1996. Total Gas Operating Revenue Deductions include all purchased gas and gas withdrawn from storage, operation and maintenance expenses, depreciation and taxes other than income taxes. Gross Gas Income is the difference between Total Gas Operating Revenue and Total Gas Operating Revenue Deductions. Net Gas Income is Gross Gas Income minus Income Taxes. (See SECTION IV. NEWGAS-CO. Exhibit 1 for detailed information).

GAS CUSTOMERS

The projected effect on gas customers, assuming NEWGAS-CO. is allowed rate increases to recover lost economies and applicable income taxes, is shown in Table I-2.


                                   TABLE I-2
                ANNUAL EFFECT OF LOST ECONOMIES ON GAS CUSTOMERS
                                    ($000's)

        RATE REVENUE                                  NEW GAS CO.

PRE SPIN-OFF                                            $104,687
POST SPIN-OFF                                           $120,180
DOLLAR INCREASE                                         $ 15,493
PERCENT INCREASE                                          14.80%


(See Section IV. NEWGAS-CO. Exhibit 1 for detailed information.)


ELECTRIC CUSTOMERS

In addition to the forgoing impacts on gas business, divesting the gas business would result in a rate increase of 0.79% for DPL electric customers. This impact is primarily due to the company transferring all common property into the electric rate base, requiring a rate increase to maintain the existing rate of return (see Section III.C.).

CONCLUSIONS

The economies that DPL realizes from combined electric and gas operations provide significant benefits to customers and shareholders. This Study demonstrates that spinning off the gas business into a separate entity would be inefficient due to lost economies, which would be passed on to gas customers, electric customers and/or to shareholders. Without increased rates, the immediate negative effect on shareholders' earnings would be substantial, making ownership of shares in NEWGAS-CO. unattractive.

The pass-through of increased costs to gas customers would cause significant increases in gas rates, with no increase in the level or quality of service. The rate increase required to operate NEWGAS-CO. is estimated at $15.5M (Table I-2). Such an increase would make NEWGAS-CO. less competitive at a time when competition in the energy industry is rapidly increasing due to Federal Energy Regulatory Commission (FERC) Order No.636 and other FERC and state regulatory initiatives. In addition, NEWGAS-CO. would receive none of the $16.3M in benefits expected to accrue to the existing gas business over a ten year period from the proposed merger of DPL and Atlantic Energy.

It is estimated there would also be increased costs for electric customers from the divestiture of the gas business. The transfer of common property to electric offsets minimal savings from personal reductions. Reallocation of fixed operating expenses for data processing and facility costs would outweigh variable cost reductions if a spin-off occurred. These increased costs to electric customers would cause increases in electric rates with no increase in the level or quality of service.


                     SECTION II. GENERAL STUDY ASSUMPTIONS

The assumptions, information and data utilized for this Study are based on the industry expertise and experience of the management and staff of DPL. Below are the major assumptions employed for this Study.

     1. ORGANIZATION: The NEWGAS-CO. would operate as an independent, stand-alone, publicly held, regulated company. It would have all the necessary management personnel, along with facilities, equipment, materials, supplies, etc., required to operate as a stand-alone company.

     2. SYSTEM OPERATION & MAINTENANCE: The gas and electric systems would continue to be operated and administered in the existing manner to insure safe and reliable service. In addition, current system renewal programs would be continued.

     3. STAFFING: A sufficient number of employees would be included within each spun-off company to ensure that customers receive the present level and quality of service.

     4. LABOR COSTS: Labor cost estimates were based upon assessments of work assignments, using DPL wage structure. Executive salary estimates were based on industry averages and DPL wage structure.

     5. NON-LABOR COSTS: These costs were estimated based upon actual costs incurred by DPL for the gas business assuming the customers of NEWGAS-CO. would receive existing levels and quality of service.

     6. COST PASS-THROUGH: Full pass-through to gas and electric customers of increased costs due to lost economies would be allowed in formal rate proceedings.

     7.   SPECIFIC LABOR ASSUMPTIONS:

          a) Organization size and spans of control were estimated using existing DPL structure, adjusted downward to recognize the broader functional responsibilities that would exist in smaller companies.

          b) Pensions and benefits were estimated as a percent of direct labor cost. The net costs include a credit from the actual return on the pension plan's assets. A negotiated allocation of the pension assets, including overfunding, would occur as part of the spin-off. While it is not expected that net overfunding would continue in NEWGAS-CO. and, thus, new pension costs could rise, no attempt was made to estimate an increase.

          c) Employee benefits would be similar to the existing combined utility.

          d) Negotiation of new union contracts are included in transition costs.

     8.   CAPITAL EXPENDITURE AND COST ASSUMPTIONS:

          a) The accounting for direct and indirect capital expenditures would remain the same as that currently used in the combined utility.

          b) The actual capital costs for the divested company and DPL may be considerably higher than those of the combined utility. Since gas purchases are highly seasonal, the stand-alone gas company would experience greater volatility in cash positions. At the same time, the book values of the assets of this stand alone gas company would be much smaller than those of the combined utility predecessor. As a result, the new company would be perceived as riskier and would be subject to higher borrowing rates. Because
               of  the  constraints  of  the  mortgage  indentures,  the   debt
               associated with the spun-off facilities would have to be refinanced at today's rates.

     9. TRANSITION COST ASSUMPTIONS: Costs such as the legal, investment banking, filing and printing fees associated with the public spin-off of stock, costs associated with new indenture agreements, negotiation of new service and union contracts, and costs to establish business facilities and processes would be incurred and amortized appropriately. Costs were based on an average of actual corporate spin-offs.

     10. TRANSACTIONS BETWEEN COMPANIES: All transactions and transfers between NEWGAS-CO. and DPL would be arms-length transactions based upon fair market values. Expected transactions include joint trench utility installation contracts and joint venture pipeline operation, maintenance and capacity agreements.

     11.  OTHER ASSUMPTIONS:

          a) Facility costs would include separate headquarters, storerooms, and office space for employees currently using facilities shared by the electric and gas business.

          b) To facilitate the assessment of financial effects, it was assumed that the costs for outsourcing and performing work in-house would be comparable.

          c) Information Technology costs were estimated based on an industry survey.

          d) Additional equipment (e.g., vehicles) would be leased under an operating lease.

          e) External auditing costs were estimated based on an industry survey and DPL's budgeted costs.

          f) Insurance costs were estimates based on protecting a gas utility against losses and damages to leased properties used in its operations, as well as injuries and damage claims. Estimates from similar gas divestiture studies were reviewed.

          g)   Regulatory   commission   expenses  would  be  similar  to  those
               currently   incurred  in  connection  with  formal  cases  before
               regulatory commissions involving gas business.

          h) Estimated costs for the probable clean-up of environmental sites (coal gasification plants) have been accrued and would be the same whether or not the gas business is spun off. For this reason, such costs were not considered in this Study.

          i) Current growth projections for both gas and electric business were assumed to be unaffected by the divestiture.

NOTE:TAX EXEMPT BONDS: The combined utility, DPL, has traditionally used tax exempt financing for gas projects. Currently, $159 million of tax exempt bonds issued to finance gas projects are outstanding and $93M of the bonds are non-callable. In the event that DPL was to spin off its gas business, DPL may be required to defease $93M of non-callable bonds. The defeased bonds would represent 61% of gas rate base. DPL believes the Financing Agreements of the $93M non-callable bonds would require that the impact of the defeasance be borne by DPL electric.The remaining $66M tax-exempt bonds would be immediately called. The impact of these additional costs have not been quantified in this study.


                       SECTION III.A. NEWGAS-CO. OVERVIEW

Spinning off DPL's gas business into a separate stand-alone company (NEWGAS-CO.) would result in the following:

     o NEWGAS-CO. would need to establish service functions duplicating those at DPL, such as treasury, financial planning, accounting, tax planning and compliance, rates, risk management, employee benefits, marketing, legal, customer service, regulatory, public affairs, communications, . information technology, building services, and human resources.

     o Annual operating revenue deductions, exclusive of income taxes, for NEWGAS-CO. would be about 17.40% ($14.7M ) greater than DPL's gas operating revenue deductions. (SECTION IV., NEWGAS-CO.,Exhibit 1).

     o NEWGAS-CO.'s customers would experience a rate increase of about 14.80% ($15.5M) in order to provide a 9.36% rate of return for stockholders (SECTION IV., NEWGAS-CO., Exhibit 1).

     o NEWGAS-CO. would be at a competitive disadvantage because of higher operating expenses.

     o There would be no substantial benefits for gas or electric customers or stockholders.


                       SECTION III.B. NEWGAS-CO. ANALYSIS

The DPL gas distribution system serves approximately 100,000 customers (as of September 30, 1996) over a 275 square mile area in Northern Delaware. There are 1,550 miles of mains and 101,094 service lines in the system. Natural gas revenue for 12 months ended September 30, 1996, was $105.7M on system throughput of 22.4 billion cubic feet of gas.

DPL operates as a tightly integrated company with many employees supporting both gas and electric operations. Of DPL's 2,521 employees (as of September 30,
1996), only 153 devote 100% of their time to gas operations. Shared operations include customer service personnel who deal with service requests for gas and electric customers, and meter readers who read both the electric and gas meters. Additionally, DPL provides the gas business' required services in the areas of treasury, financial planning, accounting, tax planning and compliance, rates, risk management, employee benefits, marketing, legal, regulatory, public affairs, communications, information technology, building services, and human resources. Through approved accounting mechanisms, these costs are shared by gas and electric operations. The shared gas/electric responsibilities of many of the DPL employees have enabled DPL to provide quality service at a low cost.

ORGANIZATION STRUCTURE AND STAFFING IMPACT

The DPL organization as of September 30, 1996, was used as a pattern for developing the NEWGAS-CO. organization structure. See SECTION IV., NEWGAS-CO.,
Exhibit 5 for the proposed organization. Divesting the gas business would eliminate the effective use of shared staff to the detriment of both the gas and electric business. To support a stand-alone corporate structure, 248 full-time employees would be required to perform the previously shared duties. DPL could expect minimal reductions in labor-related expenses as a result of a gas divestiture. SECTION IV., NEWGAS-CO., Exhibit 6 shows the proposed staffing, salaries, and wages summary, while Exhibit 2d shows that NEWGAS-CO. would incur an estimated net annual labor increase, including benefits, of $5.2M or about a 30% increase. Exhibit 7 shows that with this proposed staffing, NEWGAS-CO. compares favorably with other gas utilities in the number of customers per employee. The following comments demonstrate some of the rationale behind additional staffing.

     Most DPL gas customers receive one bill for both gas and electric service and pay with one check. When Customer Accounting and district office personnel process the checks, automated equipment posts both electric and gas payments to customers' accounts. NEWGAS-CO. would have to hire staff to handle gas billing and payments that are now handled at essentially no additional cost by DPL. Spinning off the gas business would only minimally reduce the workload on DPL's cash processing personnel since most gas customers, except those in the City of Newark and the Town of New Castle, also have electric service and would still send a check monthly.

     DPL's meter readers read gas and electric meters in the same routes. NEWGAS-CO. would have to hire meter readers to follow similar routes to read the gas meters.

     Spinning off the gas business would not substantially reduce the number of meter readers needed by DPL since electric routes would remain essentially the same.

     DPL's Finance, Accounting, and Corporate Services personnel maintain the books of the Company and arrange for insurance. They arrange for long-term financing and borrow short-term funds for operations. They oversee the maintenance of stockholder records and perform various investor services. NEWGAS-CO. would require personnel to provide the same services. Spinning off the gas business would not provide any measurable savings for DPL in the finance and accounting area, since all the existing books and records of the Company would remain essentially unchanged, insurance needs would be similar, and staff time devoted to financing activities would not be significantly reduced.

     DPL's Human Resources Department administers benefit and salary plans. NEWGAS-CO. would need to hire personnel to perform the same duties. Spinning off the gas business would not provide substantial savings to DPL because each of DPL's existing benefit and salary plans, and the associated reporting requirements, would remain.

     DPL's Procurement & Materials Management and Vehicle Resource Management Departments provide materials, supplies, transportation equipment, etc. to operating divisions. NEWGAS-CO. would need to hire personnel to perform the same duties. Spinning off the gas business would reduce the number of purchase orders handled by DPL as well as the amount of material handled and storage costs. However, the quantities involved are a small percentage of the total; so few, if any, staffing reductions could be effected and no facilities could be eliminated, making the actual savings for DPL minimal.

     DPL's Legal, Pricing and Regulation, and Claims Departments provide legal, regulatory, and claims services for DPL operating divisions. NEWGAS-CO. would need to hire personnel to perform the same duties. Since many legal issues are not divided into gas and electric considerations, the amount of work performed by DPL's legal department would not decrease significantly, and there would be no staffing reductions.

INDEPENDENT ACCOUNTANT IMPACT

DPL hires independent accountants to audit the financial statements of the Company. NEWGAS-CO. would need to hire independent accountants to perform the same duties. DPL would not achieve any savings, since the existing level of work for the independent accountants would remain the same.

INFORMATION TECHNOLOGY IMPACT

DPL provides extensive information technology resources for its day-to-day operations. These resources include acquiring, developing, managing, and maintaining all PC and mainframe-based systems. To maintain the level of service needed for hardware, software, and telecommunications, NEWGAS-CO. costs are based on outsourcing to a third party the information technology function. NEWGAS-CO. will maintain a staff of five employees to oversee various outstanding contracts. See Section IV., NEWGAS-CO., Exhibit 2b, which identifies a net increase in actual costs for information technology of $6.4M. Transition costs include $2M for data conversion. These costs were based on a 1996 group survey.

Divesting the gas business would eliminate opportunities for sharing information technology resources to the detriment of both the gas and electric operations.

INSURANCE COSTS

DPL obtains property,  liability,  directors and officers, workers compensation, and other insurance. NEWGAS-CO. would require similar policies, at similar costs. See SECTION IV., NEW GAS-CO., Exhibit 2c, which shows an estimated increase in insurance costs of $118K to NEWGAS-CO.. Since all coverage would remain in effect, DPL would experience an increase of $122K for insurance,representing the portion of premiums currently allocated to gas operating expenses.

OFFICE AND CREW FACILITIES COSTS

DPL maintains combined electric and gas office and crew facilities at several locations. NEWGAS-CO. would need facilities for office, crew, and service personnel. See Section IV., NEW GAS-CO., Exhibit 2e, which identifies $621K in additional office and crew facilities costs. Since DPL would still operate the electric system, the existing office, crew, and service facilities would still remain at each location, but the costs would no longer be shared by NEWGAS-CO. Transition costs include $1.2M for the initial fit-out and moving costs associated with providing equivalent facilities for NEWGAS-CO.

TRANSPORTATION AND MOTORIZED EQUIPMENT COSTS

DPL maintains transportation and motorized equipment used by both gas and electric crew and support personnel. NEWGAS-CO. would need to obtain similar equipment for gas operations. NEWGAS-CO.'s additional transportation cost would be about $140K as identified in SECTION IV., NEWGAS-CO., Exhibit 2g. Since vehicle needs correlate closely with personnel needs, it is estimated that the reduction in equipment to be achieved by DPL would equal the additional equipment required by NEWGAS-CO., except for vehicles used by meter readers to read both electric and gas meters. DPL would still need about the same number of meter reader vehicles currently used in the combination gas and electric districts, but the costs currently allocated to the gas business would be absorbed by the electric customers, resulting in increased annual meter reading vehicle costs to DPL of about $14K.

TRANSITION COSTS

The divestiture of the gas business of DPL and the creation of a stand-alone gas company would be a complex legal and financial transaction that would involve substantial transition costs. These costs would include legal and financial advisory fees, and the services of independent accountants, actuaries and other consultants. Real estate services would be needed to procure facilities. Several hundred personnel would have to be hired and trained. New services and union contracts would need to be negotiated. Benefit plans would need to be established. The estimated transition costs of $11M for NEWGAS-Co. were developed by calculating the average of such costs incurred in several other publicly reported business spin-offs. These costs would be amortized over a period of ten years. See SECTION IV., NEWGAS-CO., Exhibit 2f.

COST OF CAPITAL

The effective cost of capital for the stand-alone gas business was based upon capitalization ratios of DPL's capital structure as of September 30, 1996, and estimated current costs of debt and equity, which average about 9.36%. The annual increase in costs due to capitalizing NEWGAS-CO. at current market rates is $477K. See SECTION IV., NEWGAS-CO., Exhibit 4 for detailed information.

SHAREHOLDER COSTS

DPL incurs costs to hold annual Shareholders' Meeting, compensate the transfer agent for common and preferred stock, and provide shareholder services. NEWGAS-CO. would have to incur similar costs. See Section IV., NEWGAS-CO.,
Exhibit 2h for detailed information.

POSTAGE AND GENERAL SERVICES

DPL allocates costs for postage and general services (including copier costs) to the gas business. The postage costs are shared for joint bills in which the customer is both a gas and electric customer. Both NEWGAS-CO. and DPL-Electric would have to bear the entire cost. NEWGAS-CO. would incur costs for general services and copier leases. Only the variable costs related to the copiers would be eliminated for DPL-Electric. The shared general services costs are mostly fixed and would remain with DPL-Electric. See SECTION IV., NEWGAS-CO., Exhibit 2i for detailed information.

GAS TRANSMISSION PIPELINE IMPACT

Currently, DPL Gas and Electric production own and operate a seven mile natural gas transmission pipeline in Delaware. The costs would continue to be shared, but a formal joint venture agreement would be put in place to replace the current operating and accounting procedures. DPL Electric production also currently owns a four mile natural gas transmission pipeline in Pennsylvania from which DPL Gas purchases annual capacity. Since this pipeline is under FERC jurisdiction, the existing approvals would require updating and modification. The total cost of legal agreements and FERC filings to accomplish these two changes are estimated at $100K and are included in the transition cost estimate. If the Pennsylvania pipeline was also set up as a joint venture, then NEWGAS-CO. could expect to incur capital costs of approximately $656K. This would reduce annual gas transportation and GCR costs by $150K (See Exhibit 2j).

CONCLUSION

The Study concludes that a separate gas distribution company would require 401 full-time employees, an increase of approximately 30% in salary expense. Based upon the assumptions set forth in SECTION II and the staffing requirements of the organization structure, increased estimated annual costs (excluding Federal and State income taxes) for NEWGAS-CO. are projected to be $14.7M. The exhibits (SECTION IV.) that follow show the economic effects of operation of DPL's gas business as a separate entity.


                      SECTION III.C. DPL-ELECTRIC OVERVIEW

Spinning off DPL's gas business into a separate stand-alone company (NEWGAS-CO.) would have the following effect on DPL-Electric.

     o    All common property would be transferred into the electric rate base.

     o Annual operating revenue deductions, exclusive of income taxes, for DPL-ELECTRIC would be about .033% ($2.4M) greater than DPL's electric operating revenue deductions when a combined utility (SECTION IV., NEWGAS-CO., Exhibit 1).

     o The DPL-Electric customers would experience a total rate increase of about 0.79% ($7.5M) in order to provide a 9.35% rate of return for stockholders (SECTION IV., NEWGAS-CO., Exhibit 1).

     o Estimated additional operating expenses for fixed costs related to information technology, facility costs, and postage would remain with DPL-Electric following the spin-off of the gas business (SECTION IV., NEWGAS-CO., Exhibit 10).

     o The impact to DPL-Electric of the number of shared employees who perform duties for gas and electric was diminimus and is not reflected in this Study.

     o There would be no substantial benefits for gas or electric customers or stockholders.


CONCLUSION

The Study concludes that separating the combined electric and gas utility would increase the electric customer rates and provide no net benefit to shareholders. This impact is primarily due to the transfer of all common property to the electric rate base. Other operating expenses of approximately $2.4M (See SECTION IV., NEWGAS-CO., Exhibit 10) are fixed expenses that would remain with DPL-Electric following the spin-off of the gas business. By divesting the gas business, a rate increase of 0.79% would occur for electric customers.


                  SECTION IV. NEWGAS-CO. SCHEDULE OF EXHIBITS


        EXHIBIT NO.                        EXHIBIT TITLE

           1               Income Statement, Proforma Adjustments
                           & Revenue Requirement

           2               Estimated Additional Operating Expenses

           2a              Estimated External Audit Fees Based on Survey Data

           2b              Estimated Information Technology Costs

           2c              Estimated Increased Cost of Insurance Coverage

           2d              Estimated Net Labor Increase, Including Benefits

           2e              Estimated Operating Lease Facilities and
                           Furniture Costs

           2f              Estimated Transition Costs

           2g Estimated Net Increase in Transportation & Motorized Equipment Expense

           2h              Estimated Shareholder Costs

           2i              Postage and General Services

           2j              Estimated Gas Transmission Pipeline Impact

           3               Rate Base

           4               Cost of Capital

           5               Corporate Structure

           6               Salaries and Wages Summary

           7 Comparable Local Distribution Companies (Customers Per Employee Ratios)

           8               Estimated Executive Salaries

           9               DPL's Electric Rate Base & Rate of Return

           10              DPL-Electric's Estimated Additional Operating
                           Expenses


                                                       NEWGAS-CO.  Exhibit 1

                          NEWGAS-CO. INCOME STATEMENT
                   PROFORMA ADJUSTMENTS & REVENUE REQUIREMENT
                           (In Thousands of Dollars)


                                   Existing
                                    DPL Gas
                                    Company                                      Revenue
                                  Year Ending     Proforma       Proformed     Requirement
                                    9/30/96     Adjustments (1)  NEWGAS-CO.    Increase (2)

Operating Revenue:
Sales Revenue                       $  98,434                    $  98,434     $ 113,927
Other Revenue                       $   6,253                    $   6,253     $   6,253
     Total Operating Revenue        $ 104,687                    $ 104,687     $ 120,180

Operating Revenue Deductions:
     Gas Supply                     $  56,524                    $  56,524     $  56,524
     O&M                            $  18,153    $  14,705       $  32,858     $  32,858
     Depreciation                   $   7,752    $      23       $   7,775     $   7,775
     Other Income & Deductions          ($201)                       ($201)        ($201)
     Taxes Other Than Income        $   2,400                    $   2,400     $   2,400
Total Operating Revenue Deductions  $  84,628    $  14,728       $  99,356     $  99,356

Gross Gas Income                    $  20,059    $ (14,728)      $   5,331     $  20,824

Federal & State Income Taxes (3)    $   6,149    $  (5,988)      $     161     $   6,364

Net Gas Income                      $  13,910    $   (8,740)     $   5,170     $  14,460

Rate Base (4)                       $ 161,209    $   (6,717)     $ 154,492     $ 154,492(5)

Indicated Rate of Return                8.63%                       3.35%          9.36%


(1)     See Exhibit 2 for a detailed summary of proforma adjustments

(2) An increase of $15.5M or 14.80% in Sales Revenue is required to achieve a rate of return of 9.36%. For the purposes of this Study, gross receipts taxes were not considered since both the resulting revenue and taxes (revenue deduction) would nullify any impact from this calculation.

(3) DPL's composite Federal & State Income Taxes is 40.66%. This composite tax rate was used to calculate taxes for the adjustments and to develop the Proformed NEWGAS-CO. and Revenue Requirement increase columns.

(4)     See Exhibit 3.

(5) The effective rate of return is assumed to be the weighted costs of capital per Exhibit 4.


                                                           NEWGAS-CO. Exhibit 2


                                   NEWGAS-CO.
                    ESTIMATED ADDITIONAL OPERATING EXPENSES
                              PROFORMA ADJUSTMENTS
                           (In Thousands of Dollars)


                                         Exhibit
                                        Reference
                                          Number           Amount

External Auditing Costs                     2a             $    78
Information Technology Costs (Outsourced)   2b             $ 6,399
Insurance Premiums                          2c             $   118
Labor & Benefits                            2d             $ 5,162
Leased Facilities/Furniture                 2e             $   621
Transition Costs (Amortized)                2f             $ 1,103
Transportation & Work Equipment             2g             $   141
Shareholder Costs                           2h             $   533
Postage and General Services                2i             $   223
Gas Transmission Pipeline Impact            2j             $  (127)
Cost of Capital                             4              $   477

        TOTAL ADDITIONAL OPERATING EXPENSES                $14,728





                                                          NEWGAS-CO. Exhibit 2a


                                   NEWGAS-CO.
                         ESTIMATED EXTERNAL AUDIT FEES
                              PROFORMA ADJUSTMENT




                                                                      Amount

NEWGAS-CO.:
     Total Estimated Annual Audit Fees for External Audit            $63,303
     Total Estimated Annual Audit Fees for Pension Plans             $32,000
                                                                     -------
             Total External Audit Fees                               $95,303

     Less:   External Audit Fees Allocated to Gas Operations in 1996 $16,896

             Net Estimated Annual Audit Fees Increase for NEWGAS-CO. $78,407
                                                                     =======


SOURCE:
     American Gas Association/Edison Electric Institute External Audit Fees - October, 1995 and DPL Audit Fees


                                                          NEWGAS-CO. Exhibit 2b


                                   NEWGAS-CO.
                     ESTIMATED INFORMATION TECHNOLOGY COSTS
                              PROFORMA ADJUSTMENT
                           (In Thousands of Dollars)


Estimated Information Technology Outsource Costs                     $8,000

These costs include the following software and hardware:
General Ledger/Capital Projects/Asset Management/Accounts Payable
Payroll Distribution
Investor Services
Customer Information System (CIS)
Computer Telephone Integration System (CTI)
Procurement and Materials Management System
ICES/Work  Management System
AM/FM (GRIDS and gas facilities database)
Pension Manager
Payroll/Human Resources
Time Reporting
Damage Tracking
Resource Management/Dispatch System
Local Area Network and Personal Computers
Vehicle Resource Management System

 Less:  Information Technology Expenses Allocated to Gas
	Operation - 1996      					     $1,601

Net Increase in NEWGAS-CO. Cost for Information Technology           $6,399


SOURCE
        1995/1996 Gartner Group IT Budgets and Practices Survey and DPL Accounting and Information Technology Departments




                                                          NEWGAS-CO. Exhibit 2c


                                   NEWGAS-CO.
                 ESTIMATED INCREASED COST OF INSURANCE COVERAGE
                              PROFORMA ADJUSTMENT


                                                                           Estimated     Net Increase
                                                Limits                    Stand Alone         to
           Coverage                           (Millions)   Deductible     Premium Cost     NEWGAS-CO.

Property                                         $ 5        $250,000        $ 21,000
General Liability                                $60        $250,000        $213,000
Auto Liability                                   $ 1        -               $ 50,000
Directors & Officers Liability                   $10        $250,000        $ 75,000
Workers Compensation                          Statutory     $350,000        $ 61,000
Fiduciary Liability                              $ 5        $  5,000        $ 10,000
Crime (Fidelity)                                 $ 5        $  5,000        $ 10,000
                                                                           ----------
        Total NEWGAS-CO. Premium                                            $440,000

Less:   Insurance Cost Allocated to NEWGAS-CO.                              $322,100
                                                                           ----------
        Net Increase in Insurance Costs for NEWGAS-CO.                                      $117,900
                                                                                            ========


Source: DPL's Insurance Department and Insurance Broker reviewed estimated insurance costs for two gas retention studies. One in particular, NEWGAS-UE (Union Electric) represents the limits, deductibles, and premiums most similar to NEWGAS-CO.


                                                          NEWGAS-CO. Exhibit 2d


                                   NEWGAS-CO.
                ESTIMATED NET LABOR INCREASE, INCLUDING BENEFITS
                              PROFORMA ADJUSTMENT
                           (In Thousands of Dollars)


Total Estimated Salaries and Wages for NEWGAS-CO. (Exhibit 6)         $20,503

  Less:  Amount Capitalized (average 21.7%) - (1)                     $ 4,446

Total Estimated NEWGAS-CO. Salaries & Wages Charged to O&M                      $16,057

  Less:  Year ending 9/30/96 DPL Gas Salaries & Wages Charged to O&M            $12,388

Increase in NEWGAS-CO. Salaries & Wages Charged to O&M                                    $3,669

Benefits  40.69% - (2)                                                                    $1,493

NEWGAS-CO. Net Labor Increase, Including Benefits                                         $5,162
                                                                                          ======


(1) Amount of labor allocated to capital based on 1995 DPL Percentage of Wages & Salaries Capitalized Study. Field capitalized salaries - 26.88% and Administrative capitalized salaries - 17.07%.

(2) Benefit costs were estimated based upon the 1995 actual cost (as a percentage of payroll). Benefits include: Pension, Post Employment Benefits, Life Insurance, Medical, Dental, Savings & Thrift, Workers Compensation, FICA, Unemployment Taxes, and other.



                                                         NEWGAS-CO. Exhibit  2e


                                   NEWGAS-CO.
            ESTIMATED OPERATING LEASE FACILITIES AND FURNITURE COSTS
                              PROFORMA ADJUSTMENT


                            Office Space Calculation

                                 Management   Office Space
                                  & Staff     Needs in         Cost Per          Total
                                 Employee     Square Feet     Square Foot     Office Space
                                   Count        (1)               (2)            Lease

General Office                      274        68,500           $16.83        $1,152,855

Shop and Stores Area                127        34,870            $4.30        $  149,941

        Total                       401                                       $1,302,796

Less:  Current allocated costs for gas facilities                             $  681,431

Net NEWGAS-CO. Facilities Cost:                                               $  621,365




Source:  Estimated costs provided by DPL Building Services Department

(1) An average of 250 square feet per employee was used based on Company experience.

(2)     Cost per square foot was provided by Jackson Cross International
        Realtors.




                                                          NEWGAS-CO. Exhibit 2f

                                   NEWGAS-CO.
                           ESTIMATED TRANSITION COSTS
                              PROFORMA ADJUSTMENT

Transition costs required to establish a new corporation would include the following:

        Legal fees
        Financial advisory fees
        Consulting services of independent accountants, actuaries, and others Real estate services for acquisitions
        Hiring and training costs to staff newly created positions
        Benefit plans established
        Data conversion

Transition costs for NEWGAS-CO. were established based upon an average of the following published transition costs for other corporate spin-offs.

                                                            Transition
        Original Corporation    Spin-Off Company            Costs (000)

        Baxter International    Caremark                     $13,300
        Adolph Coors            ACX Technologies             $ 7,200
        Dial Corporation        GFC Financial                $13,000
        Union Carbide           Praxair                      $11,000
        Ryder                   Avial                        $ 9,000
        Price Costco            Price Enterprises            $15,250
        Humana                  Galen                        $15,000
        Honeywell               Aliant                       $ 4,500

         Average Transition Costs of the Above Companies     $11,031

Annual amortization of Transition Costs for NEWGAS-CO.(10%)  $ 1,103



Source:  Transition costs reported in SEC Form 10-K filings


                                                      NEWGAS-CO. Exhibit 2g


                                   NEWGAS-CO.
     ESTIMATED NET INCREASE IN TRANSPORTATION & MOTORIZED EQUIPMENT EXPENSE
                              PROFORMA ADJUSTMENT



                                                     EST. NO. OF        EST. ANNUAL
        VEHICLE SUMMARY                                VEHICLES             COST

Executive                                                   1            $    5,500
VP Distribution, Operations, & Construction                 1            $    5,500
Construction & Maintenance                                 92            $1,154,268
Operations, Planning & Procurement                         11            $   60,204
Gas Engineering                                            18            $   91,368
Gas Meter                                                   3            $   14,544
VP Marketing & Customer Service                             1            $    5,500
Gas Meter Reading                                           9            $   37,368
Customer Relations                                          1            $    1,245
Media Relations/Comm. Relations/Public Affairs              1            $    1,245
Marketing                                                   1            $    4,152
Field Customer Service                                     51            $  305,172
VP Business Support Services                                1            $    5,500
VP Human Resources                                          1            $    5,500
Safety                                                      2            $    8,304
Training                                                    3            $    3,735
Benefits & Employee Relations                               1            $    1,245
VP/CFO                                                      1            $    5,500
Claims                                                      2            $    2,490
Controller                                                  1            $    5,500
VP Legal, Regulatory, Environmental Affairs, & Corp. Plng.  1            $    5,500
Environmental Affairs                                       2            $    2,490
Corporate Secretary                                         1            $    5,500
Security                                                    2            $    8,304
                                                           --------------------------
        NEWGAS-CO.                                          208          $1,745,634

Less:  Amount charged to Gas Business for 12 months ended 9/30/96        $1,418,619

Net increase in transportation & equipment expenses for NEWGAS-CO.       $  327,015
Less amount Capitalized (56.71%)                                         $ (186,399)

NEWGAS-CO. Increase to O&M Costs                                         $  140,616


Source: Estimated costs based on DPL Vehicle Resource Management's assessment of transportation & equipment needs and operating & maintenance experience.



                                                          NEWGAS-CO. Exhibit 2h


                                   NEWGAS-CO.
                          ESTIMATED SHAREHOLDER COSTS
                              PROFORMA ADJUSTMENT



                Annual Meeting                           $225,000

                Transfer Agent                           $317,000

                Shareholders' Services                   $ 37,000
                                                         --------
                        TOTAL NEWGAS-CO.                 $579,000

                Less Amount Allocated to Gas Business    $ 46,320

                        Net Increase to NEWGAS-CO.       $532,680
                                                         ========


SOURCE
        Estimated costs provided by DPL Financial Services Department


                                                          NEWGAS-CO. Exhibit 2j


                                   NEWGAS-CO.
                   ESTIMATED GAS TRANSMISSION PIPELINE IMPACT


Net Operating Expenses

      Gas Transportation/GR Costs              $(150,000)
      Depreciation Expense                     $  23,430

          Net decrease to Operating Expenses   $(126,570)


      NEWGAS-CO. would also have a capital expenditure of approximatey $656,000.


SOURCE

       Estimated information provided by DPL Plant Accounting Department and Gas Division




                                                        NEWGAS-CO. Exhibit 2i


                                   NEWGAS-CO.
                      ESTIMATED POSTAGE & GENERAL SERVICES
                              PROFORMA ADJUSTMENT



                Postage                                 $281,642

                General Services  (1)                   $176,899
                                                        --------
                        TOTAL NEWGAS-CO.                $458,541

                Less Amount Allocated to Gas Business   $235,189

                        New Increase to NEWGAS-CO.      $223,352
                                                        ========


SOURCE
        Estimated costs provided by DPL General Services Department

          (1) Costs include expenses such as reproduction, printing, internal mail distribution, and external non-billing mail.




                                                           NEWGAS-CO. Exhibit 3


                                   NEWGAS-CO.
                                   RATE BASE
                           (In Thousands of Dollars)


                                 Existing
                                 DPL Gas
                                 Company       Eliminations
                                Year Ending     for Common      Proforma
        Description              9/30/96         Plant (1)     NEWGAS - DPL

Gas Plant In Service             $220,855       $   (8,501)     $  212,354
Depreciation Reserve             $ 68,467       $   (3,636)     $   64,831
Net Plant                        $152,388       $   (4,865)     $  147,523

Construction Work In Progress    $  8,381       $   (1,828)     $    6,553

Fuel Inventory And Materials
& Supplies                       $  6,781                       $    6,781

Working Funds                    $     24       $      (24)     $        -

Prepayments                      $  4,544                       $    4,544

Deferred Income Tax              $ (7,488)                      $   (7,488)

Investment Tax Credit            $ (1,908)                      $   (1,908)

Customer Advances & Deposits     $ (1,513)                      $   (1,513)

Net Rate Base                    $161,209       $   (6,717)     $  154,492


  (1) Common Plant consists mainly of Buildings, Office Furniture, Communications Equipment, and Land. Under a divestiture, all common properties would go with the Electric Division.


SOURCE
        Information provided by DPL Pricing & Regulation Department




                                                        NEWGAS-CO. Exhibit 4


                                   NEWGAS-CO.
                          STAND-ALONE COST OF CAPITAL

The provisions of the indentures of DPL would require the recapitalization of NEWGAS-CO. at the prevailing market rates at the time of the spin-off. This study assumes that NEWGAS-CO. would have access to capital at the same cost as DPL.1 In addition, the capital structure of DPL was used to approximate the capital structure of NEWGAS-CO. As of September 30,1996, DPL was capitalized as follows.

                            Ratio         Cost         Weighted Cost of Capital

        Long Term Debt      45.28%       7.37%               3.34%
        Preferred Stock      8.67%       5.85%               0.51%
        Common Equity       46.05%      11.50%               5.30%
                           -------

                Total      100.00%                           9.15%

DPL's long term debt consists of first mortgage bonds, medium term notes, and tax exempt facilities bonds.2 It is assumed that NEWGAS-CO. will issue medium term notes for the long term portion of its capitalization. The current market rate for thirty year medium term notes is 7.500%.3 The effective cost of medium term notes, including issuance costs of approximately 1% of proceeds, is 7.58%.

The current market rate for utility perpetual preferred stock is 7.125%.3 The effective cost of preferred stock, including issuance costs of approximately 1.5% of proceeds, is 7.23%.

The cost of common equity is 11.50% which was established by the Delaware Public Service Commission on October 18, 1994, in Docket Number 94-22. It is assumed that NEWGAS-CO. will issue the common equity to the existing shareholders of DPL; therefore, the sale of common equity securities will not be required.

Based on the rates stated above, the resulting cost of capital is as follows.

                            Ratio          Cost       Weighted Cost of Capital

        Long Term Debt      45.28%        7.58%           3.43%
        Preferred Stock      8.67%        7.23%           0.63%
        Common Equity       46.05%       11.50%           5.30%
                           -------

                Total      100.00%                        9.36%

Applying the increase in the cost of capital to the $159 million of net plant in service results in an estimated pre-tax increase in annual capital costs of $477,000 and an after-tax increase in annual capital costs of $270,300.

1 NEWGAS-CO. may actually incur higher capital market costs than DPL due to a higher level of investor risk resulting from a smaller asset base, concern of liquidity of the investment, and greater volatility in the cash position due to the seasonal nature of gas purchases.

2 Approximately $93 million of tax exempt bonds issued by DPL to finance gas projects are outstanding and not callable as of 12/31/96. In the event that DPL was required to spin-off its gas assets, DPL may be required to defease such bonds.

3 Rates were provided by Merrill Lynch and are based on the market conditions of February 20, 1997. The actual rates in effect at the time of the issuance of securities may be substantially different than those stated in this study.



                                                        NEWGAS-CO. Exhibit 5


                                   NEWGAS-CO.
                               ORGANIZATION CHART


President & CEO
        Vice President - Distribution, Operations & Construction
                         Manager - Construction & Maintenance
                         Manager - Gas Operations, Planning & Procurement Manager - Gas Engineering

        Vice President - Marketing & Customer Service
                         General Manager - Customer Service
                                 Manager - Customer Service
                                 Manager - Field Customer Service
                         Manager - Marketing

        Vice President - Business Support Services
                         Manager - Procurement & Materials Management,
                                   Vehicle Resource Management, and Real Estate
                         Manager - Information Resource Management Services,
                                   General Services and Records

        Vice President - Human Resources
                          Manager - Benefits & Employee Relations

        Vice President - CFO
                         Treasurer

        Controller
                         Manager - Financial Planning/Budgets
                         Manager - General Accounting & Tax Compliance
                         Manager - Accounts Payable, Plant Accounting & Payroll

        Vice President - Legal, Pricing & Regulation, Environmental Affairs, &
                          Corporate Planning
                         General Counsel
                         Manager - Pricing & Regulation

        Corporate Secretary


                                                           NEWGAS-CO. Exhibit 6

                                   NEW GAS-DPL
                           SALARIES AND WAGES SUMMARY
                            (In Thousands of Dollars)


                                                                   Salaries/          Totals
                                                      Employees    Wages      Employees   Salaries/Wages

Executive Staff & Administrative Support                                         20        $ 1,960

Distribution, Operations & Construction:
        Construction & Maintenance                        80        $ 3,628
        Gas Operations, Planning & Procurement            41        $ 1,961
        Gas Engineering                                   35        $ 1,702
        Gas Meters                                        7         $   322
                Dist., Oper. & Const. Total                                     163        $ 7,612

Marketing & Customer Service:
        Customer Service                                  45        $ 2,084
        Field Customer Service                            51        $ 2,333
        Marketing                                         12        $   647
        Customer Relations                                1         $    54
        Media & Community Relations & Public Affairs      3         $   162
                Marketing & Cust. Svc. Total                                    112        $ 5,279

Business Support Services:
        Procurement & Materials Management                6         $   305
        Vehicle Resource Management                       5         $   270
        Real Estate                                       3         $   162
        Information Resource Management Services          6         $   324
        General Services                                  4         $   216
        Records                                           2         $   108
                Business Support Servcs. Total                                   26        $ 1,384

Human Resources:
        Safety                                            2         $   108
        Training                                          4         $   216
        Benefits                                          7         $   377
        Employee Relations                                2         $   108
                Human Resources Total                                            15        $   809

Treasury:
        Treasury Operations                               4         $   216
        Investor Relations                                2         $   108
        Risk Management - Claims & Insurance              5         $   270
                Treasury Total                                                   11        $   593

Controller:
        Financial Planning/Budgets                        7         $   377
        General Accounting, Reporting & Tax Compliance    12        $   647
        Accounts Payable, Plant Accounting, & Payroll     11        $   547
                Controller Total                                                 30        $ 1,571

Legal, Pricing & Regulation, Environmental Affairs, & Corporate Planning
        Legal                                             4         $   216
        Pricing & Regulation                              8         $   431
        Environmental Affairs                             3         $   162
        Corporate Planning                                4         $   216
                Legal, Pricing & Reg., Env. Affrs., & Corp. Plng. Total          19        $ 1,025

Corporate Secretary:
        Security                                          2         $   108
        Internal Auditing                                 3         $   162
                Corporate Secretary Total                                        5         $   270

                        GRAND TOTAL                                             401        $20,503


                                                           NEWGAS-CO. Exhibit 7


                                   NEWGAS-CO.
                    COMPARABLE LOCAL DISTRIBUTION COMPANIES
                         CUSTOMERS PER EMPLOYEE RATIOS



                                                                  CUSTOMERS
        COMPANIES                       CUSTOMERS  EMPLOYEES    PER EMPLOYEE

NEWGAS-CO.                               100,000       40             249
Baltimore Gas & Electric Co.             530,036    1,536             345
Chesapeake Utilities Co.                  33,514      140             239
Philadelphia Gas Works                   532,302    2,000             266
South Jersey Gas Company                 248,022      690             359
Washington Gas Light Co.                 725,960    2,484             292
Public Service Co. of North Carolina     276,763    1,128             245
Virginia Natural Gas                     193,929      550             353
Providence Gas Co.                       164,582      553             298



Source: 1997 Brown's Directory of North American and International Gas Companies


                                                           NEWGAS-DPL Exhibit 8


                                   NEWGAS-CO.
                               ESTIMATED SALARIES


An American Gas Association 1996 survey for companies with revenues less than $200 million was used to establish a reasonable range for the NEWGAS-DPL top executive salary. This survey, in conjunction with DPL's average salary was used for the NEWGAS-DPL executives. For remaining management and bargaining unit positions that would become part of the spin-off company, existing DPL average salaries were used.


                                                    NEWGAS-DPL SALARY
                POSITION                                 LEVELS

        President & CEO                                 $170,000
        Vice President/Executive Level                  $130,499
        Management                                      $ 53,928
        Bargaining Unit                                 $ 44,652



Source: 1996 American Gas Association Executive Compensation Survey and
        DPL Human Resources Average Salaries




                              NEWGAS-CO. Exhibit 9



                    DPL ELECTRIC RATE BASE & RATE OF RETURN
                          TWELVE MONTHS ENDED 9/30/96
                           (In Thousands of Dollars)

                                          Existing       Eliminations
                                        DPL Electric      For Common        Proforma
        Description                       Company         Plant    (1)   NewElectric - DPL

Plant In Service                         $3,011,733        $ 8,501         $3,020,234
Depreciation Reserve                     $1,143,390        $ 1,487         $1,147,026
Net Plant                                $1,868,343        $ 7,014         $1,873,208

Construction Work In Progress            $   88,630        $ 1,828         $   90,458

Fuel Inventory and Materials & Supplies  $   58,912        $     -         $   58,912

Working Funds                            $    7,520        $    24         $    7,544

Prepayments                              $   36,132        $     -         $   36,132

Deferred Income Tax                      $ (305,482)       $     -         $ (305,482)

Investment Tax Credit                    $  (42,475)       $     -         $  (42,475)

Customer Advances & Deposits             $   (7,662)       $     -         $   (7,662)

Net Rate Base                            $1,703,918        $ 6,717         $1,710,635

Net Income                               $  156,382                        $  156,382

Rate of Return                               9.18%                             9.14%


(1) Common Plant consists mainly of Buildings, Office Furniture, Communications Equipment, and Land. Under a divestiture, all common properties would go with the Electric Division.



Source:
        Information provided by DPL Pricing & Regulation Department


                                                        NEWGAS-CO. Exhibit 10



                                  DPL ELECTRIC
                    ESTIMATED ADDITIONAL OPERATING EXPENSES
                              PROFORMA ADJUSTMENTS
                           (In Thousands of Dollars)


Facility Costs                                           $  507
Transportation & Work Equipment Costs                    $   14
Information Technology Costs                             $1,373
External Auditing Costs                                  $   17
Insurance Premiums                                       $  122
Shareholder Costs                                        $   46
Postage & General Services                               $  193
Gas Transmission Pipeline Impact                         $  127

        Total Additional Operating Expenses              $2,399